SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)(1)

                        VALOR COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                  9020255 10 6
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                                 (CUSIP Number)

Welsh, Carson, Anderson & Stowe IX, L.P.         Ropes & Gray LLP
320 Park Avenue, Suite 2500                      45 Rockefeller Plaza
New York, NY 10022                               New York, NY 10111
Attn: Jonathan M. Rather                         Attn: William H. Hewitt, Esq.
Tel: (212) 893-9500                              Tel: (212) 841-5700

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 8, 2005
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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     [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                        Welsh, Carson, Anderson & Stowe IX, L.P.
        EIN No.:
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS
                                                        Not Applicable
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    |_|
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
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                                7.  SOLE VOTING POWER
NUMBER OF                                               9,201,511 shares
SHARES                          ------------------------------------------------
BENEFICIALLY                    8.  SHARED VOTING POWER
OWNED BY                                                        0
EACH                            ------------------------------------------------
REPORTING                       9.  SOLE DISPOSITIVE POWER
PERSON                                                  9,201,511 shares
WITH                            ------------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                                                0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        9,201,511 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        12.9%
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14.     TYPE OF REPORTING PERSON
                                                        PN
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                                      -2-

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                      Welsh, Carson, Anderson & Stowe VIII, L.P.
        EIN No.:
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS
                                                        Not Applicable
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    |_|
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
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                                7.  SOLE VOTING POWER
NUMBER OF                                               9,153,796 shares
SHARES                          ------------------------------------------------
BENEFICIALLY                    8.  SHARED VOTING POWER
OWNED BY                                                        0
EACH                            ------------------------------------------------
REPORTING                       9.  SOLE DISPOSITIVE POWER
PERSON                                                  9,153,796 shares
WITH                            ------------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                                                0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        9,153,796 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        12.9%
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14.     TYPE OF REPORTING PERSON
                                                        PN
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                                      -3-

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                        WCAS Capital Partners III, L.P.
        EIN No.:
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS
                                                        Not Applicable
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    |_|
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
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                                7.  SOLE VOTING POWER
NUMBER OF                                               1,219,114 shares
SHARES                          ------------------------------------------------
BENEFICIALLY                    8.  SHARED VOTING POWER
OWNED BY                                                        0
EACH                            ------------------------------------------------
REPORTING                       9.  SOLE DISPOSITIVE POWER
PERSON                                                  1,219,114 shares
WITH                            ------------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                                                0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        1,219,114 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        1.7%
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14.     TYPE OF REPORTING PERSON
                                                        PN
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                                      -4-

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                        WCAS Management Corporation
        EIN No.:
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)|X|
                                                                (b)|_|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS
                                                        Not Applicable
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    |_|
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
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                                7.  SOLE VOTING POWER
NUMBER OF                                               745 shares
SHARES                          ------------------------------------------------
BENEFICIALLY                    8.  SHARED VOTING POWER
OWNED BY                                                        0
EACH                            ------------------------------------------------
REPORTING                       9.  SOLE DISPOSITIVE POWER
PERSON                                                  745 shares
WITH                            ------------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                                                0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        745 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        Less than 0.1%
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14.     TYPE OF REPORTING PERSON
                                                        CO
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                                      -5-

                        AMENDMENT NO. 2 TO SCHEDULE 13D

     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 2005 and Amendment No. 1 thereto filed on March 25, 2005 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     The information below is based on a total of 71,130,634 shares of Common Stock outstanding as of November 2, 2005, as reported in the Issuer's Report on Form 10-Q filed with the Commission on November 8, 2005.

(a)
     WCAS IX and IX Associates
     -------------------------

     WCAS IX directly beneficially owns 9,201,511 shares of Common Stock, or approximately 12.9% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to indirectly beneficially own the securities owned by WCAS IX.

     WCAS VIII and VIII Associates
     -----------------------------

     WCAS VIII directly beneficially owns 9,153,796 shares of Common Stock, or approximately 12.9% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to indirectly beneficially own the securities owned by WCAS VIII.

     CP III and CP III Associates
     ----------------------------

     CP III directly beneficially owns 1,219,114 shares of Common Stock, or approximately 1.7% of the Common Stock outstanding. CP III Associates, as the general partner of CP III, may be deemed to indirectly beneficially own the securities owned by CP III.

     WCAS
     ----

     WCAS directly beneficially owns 745 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     Managing Members of IX Associates, VIII Associates, CP III Associates and Controlling Stockholders of WCAS
     -------------------------------------------------------------------------

     (i) Patrick J. Welsh directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (ii) Russell L. Carson directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (iii) Bruce K. Anderson directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (iv) Thomas E. McInerney directly beneficially owns 113,543 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (v) Robert A. Minicucci directly beneficially owns 28,280 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (vi) Anthony J. deNicola directly beneficially owns 32,874 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (vii) Paul B. Queally directly beneficially owns 24,059 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (viii) Jonathan M. Rather directly beneficially owns 1,865 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (ix) D. Scott Mackesy directly beneficially owns 820 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (x) Sanjay Swani directly beneficially owns 1,866 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xi) John D. Clark directly beneficially owns 671 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xii) James R. Matthews does not directly beneficially own any shares of Common Stock.

     (xiii) Sean M. Traynor directly beneficially owns 1,119 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xiv) John Almeida, Jr. directly beneficially owns 783 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of IX Associates, VIII Associates and CP III
Associates and the controlling stockholders of WCAS may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX, WCAS VIII, CP III and WCAS, respectively. Each of the managing members of IX Associates, VIII Associates and CP III Associates and the controlling stockholders of WCAS disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of IX Associates, VIII Associates and/or CP III Associates, and/or as a controlling stockholder of WCAS, as the case may be, in the securities owned by WCAS IX, WCAS VIII, CP III and/or WCAS.

(c) Not applicable.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following thereto:

     On December 8, 2005 the Issuer entered into an Agreement and Plan of Merger with ALLTELL Corporation and ALLTELL Holding Corp., a wholly-owned subsidiary of ALLTELL Corporation (the "Merger Agreement"), pursuant to which ALLTELL Holding Corp. will merge with Valor, with Valor continuing as the surviving corporation (the "Merger"). As a result of the Merger, all of the issued and outstanding shares of common stock of ALLTELL Holding Corp. will be converted into the right to receive an aggregate number of shares of Common Stock of Valor that will result in ALLTELL Corporation's stockholders holding 85% of the outstanding equity interest of Valor immediately following the Merger, with Valor's stockholders holding the remaining 15% of such equity interest. As a condition to entering into the Merger Agreement, ALLTELL Holding Corp. required that certain stockholders of Valor, including the Reporting Persons and the other WCAS Investors and the Vestar Investors, enter into a Voting Agreement, dated as of December 8, 2005 (the "Voting Agreement"), pursuant to which each such stockholder agreed to vote in favor of the Merger and against any competing proposal. Copies of the Merger Agreement and Voting Agreement are Exhibits A and B, respectively, hereto, and any descriptions thereof are qualified in their entirety by reference thereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit A - Merger Agreement, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Commission by ALLTELL Corporation on December 9, 2005

Exhibit B - Voting Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission by ALLTELL Corporation on December 9, 2005

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2005

                           WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           By:  WCAS IX Associates, L.L.C., General Partner

                           By:/s/Jonathan M. Rather
                              ---------------------
                              Managing Member

                           WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                           By:  WCAS VIII Associates, LLC, General Partner

                           By:/s/Jonathan M. Rather
                           ------------------------
                           Managing Member

                           WCAS CAPITAL PARTNERS III, L.P.
                           By: WCAS CP III Associates, LLC, General Partner

                           By: /s/Jonathan M. Rather
                               ---------------------
                               Managing Member

                           WCAS MANAGEMENT CORPORATION

                           By: /s/Jonathan M. Rather
                               ---------------------
                           Vice President, Secretary and Treasurer